FEMSA Announces Changes to Senior Finance Team

Monterrey, Mexico, November 13, 2014 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) announced today that Federico Reyes, FEMSA’s Vice President of Corporate Development for the past nine years, will retire on April 1st 2015 after a long and productive career that includes 25 years of fruitful collaboration with the FEMSA group. During this time, Federico has made significant contributions to the development and growth of FEMSA, including key roles in large M&A transactions. Federico will remain on the Boards of Directors and Finance Committees of FEMSA and Coca-Cola FEMSA.

Javier Astaburuaga, FEMSA’s Chief Financial and Corporate Officer for the past nine years, will replace Federico as Vice President of Corporate Development. From his new position Javier will be closely involved in FEMSA’s strategic and M&A-related processes, and he will also continue to serve on the Boards of Directors of FEMSA and Coca-Cola FEMSA, as well as that of Heineken.

Effective January 1st, 2015, Daniel Rodríguez Cofré will join FEMSA and on April 1st he will replace Javier Astaburuaga as Chief Financial and Corporate Officer. Born in Chile, Daniel has a long track record in senior finance and management positions in Latin America and Europe, having served as CFO of Shell South America as well as Global CFO of one of Shell’s operating divisions, headquartered in London. For the past six years Daniel has been Chief Executive Officer of CENCOSUD, a large publicly-traded Chilean retailer with operations in Chile, Argentina, Peru, Colombia and Brazil. He brings with him extensive experience and management skills and constitutes a valuable addition to FEMSA’s senior talent pool.

The new appointments represent another step in the evolution and strengthening of FEMSA’s management team in preparation for sustained growth ahead.

####

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format chain stores, including OXXO, the largest and fastest-growing chain of stores in Latin America. All of which is supported by a Strategic Business unit.